Exhibit A

Husky Energy’s 2014 Reserves Replacement Outpaces Production

Highlights:

•	Proved reserves replacement of 115 percent (111 percent including economic factors) in 2014
•	Average proved four-year reserves replacement ratio of 157 percent (143 percent including economic factors)
•	1.3 billion barrels of oil equivalent (boe) total proved reserves before royalties
•	Proved reserves life index of 10.3 years

Calgary, Alberta (March 2, 2015) – Husky Energy’s reserves growth continued to outpace production in 2014, reflecting the additional booking of reserves at the Liwan Gas Project, the Sunrise Energy Project and heavy oil thermal projects.

The average proved reserves replacement ratio in 2014 was 115 percent (111 percent including economic factors such as declining oil and gas prices during the year). The proved reserves replacement ratio over the past four years is 157 percent (143 percent including economic factors).

At the end of 2014, Husky had total proved reserves before royalties of 1.3 billion boe, probable reserves of 1.9 billion boe and best estimate contingent resources of 14.8 billion boe.

The Company’s Oil Sands portfolio is responsible for 10.3 billion boe of the best estimate contingent resources total.

HIGHLIGHTS:

•	Extensions, improved recovery and strong performance from the Company’s heavy oil thermal developments resulted in the booking of an additional 36 million barrels of bitumen in proved reserves.

•	Proved reserves in Western Canada, including Heavy Oil and excluding Oil Sands, were 848 million boe as of December 31, 2014.

•	Extensions at the Ansell liquids-rich gas resource play in Western Canada contributed to the booking of an additional 10 million boe of natural gas and natural gas liquids in proved undeveloped reserves.

•	Extensions at the Sunrise Energy Project resulted in the booking of an additional 40 million boe of bitumen in proved undeveloped reserves.

•	Strong performance from the Liwan Gas Project, which started up in the first quarter of 2014, resulted in the booking of an additional 19 million boe of natural gas and natural gas liquids in proved developed producing reserves.

A full reporting of the Company’s oil and natural gas reserves data for the year ended December 31, 2014 has been included in the Company’s Annual Information Form (AIF), which was filed with securities regulators on February 27, 2015 on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), and the U.S. Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. It may be accessed electronically at www.sedar.com and www.sec.gov. Both the Canadian and U.S. disclosure documents may also be accessed electronically from Husky’s website at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Kim Guttormson Media Relations Coordinator Husky Energy Inc. 403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”).

Statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserve, resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise stated, reserve and resource estimates in this news release have an effective date of December 31, 2014 and represent Husky’s share. Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

Reserve replacement ratios for a given period are determined by taking the Company’s incremental proved reserve additions for that period divided by the Company’s upstream gross production for the same period.

The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The Company has disclosed best estimate contingent resources of 14.8 billion boe, which is comprised of 13.8 billion boe of crude oil and 6.2 tcf of natural gas. Of the total 11.5 billion boe is economic at year-end 2014.

Contingent resources are reported as the working interest volumes and Husky’s working interest in the properties varies. The properties assigned contingent resources are Western Canada gas resource plays and Enhanced Oil Recovery (“EOR”) projects, Lloydminster Heavy Oil projects, N.W.T. conventional gas, Oil Sands, Atlantic Region and Asia Pacific Region gas.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. There is no certainty as to the timing of such development.

Specific contingencies preventing the classification of contingent resources in the Company’s Western Canada resource plays as reserves include required improvement in gas prices, optimization of drilling and completion design to further reduce costs, preparation of firm developments plans, timing of development and Company approvals. Positive and negative factors relevant to the estimate of Western Canada resource play resources include a higher level of uncertainty in the estimates as a result of a lower number of wells and limited production history.

Specific contingencies preventing the classification of contingent resources at the Company’s Lloydminster Heavy Oil discoveries as reserves include: it may not be viable to develop the estimated volumes in an economic manner; the formulation of concrete development plans to pursue development of the large inventory of primary and EOR opportunities; Company commitment to dedicate the required capital to develop the inventory of opportunities; large inventory of contingent resource opportunities would likely necessitate development over a time frame much greater than the five-year reserve timing window; regulatory submissions and approval would be required for the thermal and major EOR projects to proceed; and verification of sustained economic productivity using Cold Heavy Oil Production with Sand from zones with limited tests to date and zones with higher viscosity as well as verification of sub-zone continuity and quality that would enable feasible implementation of an EOR scheme. Positive and negative factors relevant to the estimate of Lloydminster heavy oil resources include extensive well control, limited demonstrated sustained production in certain zones, potential reservoir heterogeneity in sub-zones which may limit the applicability of EOR schemes, and current lack of development plans.

Specific contingencies preventing the classification of contingent resources at the Company’s Oil Sands properties as reserves include further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and Company approvals. Development is also contingent upon successful application of steam-assisted gravity drainage and/or Cyclic Steam Stimulation. Positive and negative factors relevant to the estimate of oil sands resources include a higher level of uncertainty in the estimates as a result of lower core-hole drilling density.

Specific contingencies preventing the classification of contingent resources at the Company’s Atlantic Region discoveries as reserves include additional exploration and delineation drilling, well testing, facility design, preparation of firm development plans, regulatory applications, Company and partner approvals. Positive and negative factors relevant to the estimate of Atlantic Region resources include water depth and distance from existing infrastructure.

Specific contingencies preventing the classification of contingent resources at the Company’s Asia Pacific Region discoveries as reserves include additional exploration and delineation drilling, well testing, facility design, preparation of firm development plans, regulatory applications, Company and partner approvals. Positive and negative factors relevant to the estimate of Asia Pacific resources include water depth and distance from existing infrastructure.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this news release, such as “best estimate contingent resources” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise indicated.